Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Corporation

Bragg Gaming Group Inc. (the “Company”)

130 King Street West, Suite 1955

Toronto, Ontario M5X 1A4

2.	Date of Material Change

January 8, 2026 and January 9, 2026

3.	News Release

News releases dated January 8, 2026 and January 9, 2026 were issued by the Company through the facilities of Business Wire and were subsequently filed on the System for Electronic Data Analysis and Retrieval (SEDAR+) at www.sedarplus.ca under the Company’s profile.

4.	Summary of Material Change

On January 8, 2026, the Company announced a strategic restructuring, including staff reductions, designed to realign the organization and thereby improve its overall cost structure, drive its EBITDA growth, and shorten the time required for it to achieve sustained net profitability.

On January 9, 2026, the Company announced the extension of its Player Account Management (“PAM”) agreement (the “PAM Agreement”) with Entain Plc (“Entain”).

5.1	Full Description of Material Change

On January 8, 2026, the Company announced a strategic restructuring, including staff reductions, designed to realign the organization and thereby improve its overall cost structure, drive its EBITDA growth, and shorten the time required for it to achieve sustained net profitability.

Following the restructuring, the Company will reduce approximately 12% of its global workforce. The Company expects to incur restructuring costs of approximately EUR 1.0 million associated with personnel-related termination costs in the first quarter of 2026, and it anticipates annualized cash savings from its staff reductions and other restructuring efforts to be approximately EUR 4.5 million.

On January 9, 2026, the Company announced the extension of the PAM Agreement with Entain.

Pursuant the PAM Agreement, BetCity.nl will continue to utilize the Company’s proprietary PAM platform, exclusive and aggregated online casino content, and sports betting delivery products in the Netherlands for a period of at least five (5) months, until May 31, 2026.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Robbie Bressler, the Chief Financial Officer of the Company may be contacted at investors@bragg.group .

9.	Date of Report

January 16, 2026

Cautionary Statement Regarding Forward-Looking Information

This material change report contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements regarding the plans, objectives and expectations of management with respect to the Company, including the Company’s anticipated cost savings from its strategic restructuring; the Company’s EBITDA growth; the Company’s ability to achieve sustained profitability; and the Company’s partnership with Entain.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this material change report reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including, without limitation, the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business; meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally. Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to execute on its partnership agreements; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic restructuring review process; risks related to health pandemics and the outbreak of communicable diseases; and other factors described under “Risk Factors” in the Company’s annual information form and the current interim and annual management’s discussion and analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws. All of the forward-looking information in this material change report is qualified by the cautionary statements herein.